UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated January 3, 2020

Commission File Number 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement

As reported in the Interim Report and the Annual Report on Form 6-K filed by Integrated Media Technology Limited (the "Company") on January 3, 2018, the Group entered into the following agreements in connection with the issue of HK$23 million (equivalent to approximately A$3.8 million) Convertible Bonds ("Convertible Bonds"): (i) Subscription Agreement between Marvel Digital Limited, a then wholly-owned subsidiary of the Company (the "MDL") and an independent third party entity ("Bondholder") for the Convertible Bonds, (ii) Deed of Guarantee between the Company and the Bondholder to guarantee the payment obligations under the Convertible Bonds and (iii) Put Option Deed between the Company and the Bondholder to repurchase any converted MDL Shares as described below. On the same date, pursuant to the Subscription Agreement, the Convertible Bonds were issued by MDL to the Bondholder as all the terms and conditions in respect of the subscription of the Convertible Bonds were complied with and fulfilled.

Pursuant to the terms of the Convertible Bonds, the Convertible Bonds are convertible in the circumstances set out therein into 75,000 ordinary shares of MDL ("MDL Shares") at a conversion price of HK$306.67 per share, which is equivalent to 20% of the enlarged issued share capital of MDL as of the date of the above Subscription Agreement. The Bondholder will have the right to convert the whole of their Convertible Bonds into ordinary shares of MDL at any time during the period from January 3, 2018 to January 2, 2020. The period may be extended to a further twelve months subject to the mutual agreement among MDL, the Company and Bondholder. Unless previously redeemed or converted, the Convertible Bonds will be redeemed at 100% of their principal amount on the maturity date which is two years from the Convertible Bonds issue date.

In connection with the Convertible Bonds, the Company also entered into a Deed of Guarantee to guarantee the due and punctual performance and observance by MDL of its payment obligations of the bond principal and interest under the Convertible Bonds until all the guaranteed obligations have been fully satisfied, discharged or paid in full. A Put Option Deed was also entered into between the Company and the Bondholder whereby the Bondholder can exercise an option, during the Put Option Exercise Period (means the period of seven days commencing from the day immediately after the date falling two years from the conversion date of the Convertible Bonds or such other date as agreed by the Company and the Bondholder in writing), to have the Company repurchase the MDL Shares converted by the Bondholder at the principal amount of the converted Convertible Bonds.

The Bondholder did not exercise the conversion of the Convertible Bonds into the ordinary shares of MDL as of January 2, 2020, and therefore the right of conversion has expired and the Put Option Deed is no longer exercisable.

As of January 3, 2020, MDL does not have the funds to repay the Convertible Bonds and accrued interests amounting to a total of HK$23,000,000 (equivalent to approximately A$4.2 million), and has communicated this to the Bondholder. MDL and the Company has also communicated to the Bondholder that it is are in the process of finding financing alternatives and that the Company is also negotiating with other debt financing opportunities where repayment may be an option but is not certain. MDL has also have communicated with the Bondholder to consider extending the maturity date of the Convertible Bonds. Although these actions may not satisfy the Bondholder, MDL and the Company have no other alternatives at this time. Should these actions not be successful then MDL is obligated (and such performance guaranteed by the Company) liable to indemnify the Bondholder for any reasonable additional costs, expenses, liabilities and losses (including legal fees and costs) which such Bondholder would reasonably suffer or incur as a result of or in connection with enforcing repayment of the Convertible Bonds, as set out in the agreements referred in the opening paragraph above. The foregoing description of the obligations in the agreements do not purport to be complete and is qualified in its entirety by reference to the complete text of the agreements, which were filed as exhibits in the Form 6-K filed on January 3, 2018 and are incorporated herein by reference.

Investors are reminded to be cautious in dealing in the Shares of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 3, 2020

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer